Exhibit 99.1

RRsat Global Communications
Network Ltd
and its Subsidiaries

Interim Consolidated Financial
Statements
As of March 31 2008

RRsat Global Communications Network Ltd and its Subsidiaries

Index to the Consolidated Financial Statements as of March 31, 2008

RRsat Global Communications Network Ltd and its Subsidiaries

Consolidated Balance Sheets

In thousands, except share data

	Mar-31 2008	Dec-31 2007

Current assets
Cash and cash equivalents	$32,436	$28,409
Marketable securities	29,382	28,291
Accounts receivable:
Trade (net of provision for doubtful account of $ 2,037
and $ 1,882 as of March 31, 2008 and December 31,
2007, respectively)	8,609	10,421
Other	1,000	518
Fair value of embedded currency conversion derivatives	1,775	1,303
Related parties	10	14
Deferred taxes	1,058	711
Prepaid expenses	2,148	919

Total current assets	76,418	70,586

Deposits and long-term receivables	1,526	1,104

Marketable securities	3,695	6,722

Prepaid expenses	1,033	1,025

Assets held for employee severance payments	1,100	987

Fixed assets, at cost, less accumulated depreciation
and amortization	16,026	14,966

Total assets	$99,798	$95,390

May 4, 2008

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its Subsidiaries

Consolidated Balance Sheets (cont'd)

In thousands, except share data

	Mar-31 2008	Dec-31 2007

Liabilities and shareholders' equity

Current liabilities

Account payable:
Trade	$5,569	$5,040
Other	1,213	1,559
Fair value of embedded currency conversion derivatives	3,076	1,616
Related parties	-	26
Deferred income	4,019	5,191

Total current liabilities	13,877	13,432

Long-term liabilities
Deferred income	6,148	5,169
Liability in respect of employee severance payments	1,252	1,011
Deferred taxes	675	619

Total long-term liabilities	8,075	6,799

Total liabilities	21,952	20,231

Shareholders' equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of March 31, 2008 and December 31, 2007,
17,286,762 shares issued and fully paid as of
March 31, 2008 and 17,242,300 as of December 31, 2007)	40	40
Additional paid in capital	51,795	51,691
Retained earnings	26,012	23,429
Accumulated other comprehensive loss	(1)	(1)

Total shareholders' equity	77,846	75,159

Total liabilities and shareholders' equity	$99,798	$95,390

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its Subsidiaries

Consolidated Statements of Operations

In thousands, except share data

	Three months ended		Year ended
	Mar-31 2008	Mar-31 2007	Dec-31 2007

Revenues	$17,839	$13,275	$59,221

Cost of revenues	12,373	8,470	38,419

Gross profit	5,466	4,805	20,802

Operating expenses

Sales and marketing	901	662	3,017

General and administrative	1,573	1,435	5,767

Total operating expenses	2,474	2,097	8,784

Operating income	2,992	2,708	12,018

Interest and marketable
securities income	377	569	2,631

Currency fluctuation and
other financing income, net	181	8	329

Changes in fair value of
embedded currency
conversion derivatives	(988)	28	(646)

Other income, net	-	-	4

Income before taxes on
income	2,562	3,313	14,336

Income taxes	21	(688)	(2,932)

Net income	$2,583	$2,625	$11,404

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its Subsidiaries

Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Three months ended		Year ended
	Mar-31 2008	Mar-31 2007	Dec-31 2007

Income per ordinary share

Basic income per ordinary
share	0.15	0.15	0.66

Diluted income per
ordinary share	0.15	0.15	0.65

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,286,762	17,242,300	17,249,710

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,444,149	17,313,715	17,418,180

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its Subsidiaries

Consolidated Statements of Changes in Shareholder's Equity

In thousands, except share data

	Ordinary shares
	Share	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total

Three months ended
March 31, 2008

Balance as at
January 1, 2008	17,286,762	$40	$51,691	$23,429	$(1)	$75,159
Stock-based compensation	-	-	104	-	-	104
Comprehensive - income:
Other comprehensive
loss -unrecognized change
in investment securities
net of tax effect	-	-	-	-	* -	-
Net income	-	-	-	2,583	-	2,583

Total comprehensive
income	-	-	-	2,583	-	2,583

Balance as at
March 31, 2008	17,286,762	$40	$51,795	$26,012	$(1)	$77,846

Three months ended
March 31, 2007

Balance as at
January 1, 2007	17,242,300	$40	$51,280	$12,025	$-	$63,345
Stock-based compensation	-	-	105	-	-	105
Net income	-	-	-	2,625	-	2,625

Balance as of
March 31, 2007	17,242,300	$40	$51,385	$14,650	$-	$66,075

* Less than 1$

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its Subsidiaries

Consolidated Statements of Changes in Shareholder's Equity (cont'd)

In thousands, except share data

	Ordinary shares
	Share	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total

Year ended
December 31, 2007

Balance as of January 1, 2007	17,242,300	$40	$51,280	$12,025	$-	$63,345

Vesting of RSU's	44,462	* -	-	-	-	* -
Stock based compensation	-	-	411	-	-	411
Comprehensive - income:
Other comprehensive
loss -unrecognized change
in investment securities
net of tax effect of $0.27	-	-	-	-	(1)	(1)
Net income	-	-	-	11,404	-	11,404

Total comprehensive
income	-	-	-	11,404	(1)	11,403

Balance as of
December 31, 2007	17,286,762	$40	$51,691	$23,429	$(1)	$75,159

* Less than 1$

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its Subsidiaries

Consolidated Statements of Cash Flows

In thousands

	Three months ended		Year ended
	Mar-31 2008	Mar-31 2007	Dec-31 2007

Cash flows from operating activities
Net income	$2,583	$2,625	$11,404
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	868	670	2,971
Provision for losses in account receivable	155	241	1,094
Deferred taxes	(291)	(43)	(329)
Discount accretion and premuim amortization
of held- to- maturity securities, net	(237)	(154)	(1,361)
Discount accretion and premuim amortization
of available- for- sale securities, net	(42)	-	(16)
Changes in liability for employee severance payments, net	128	108	(10)
Capital gains on sale of fixed assets, net	-	-	(4)
Expenses in relation of options granted	104	105	411
Changes in fair value of embedded currency conversion derivatives	988	(28)	646

Changes in assets and liabilities:
Decrease (increase) in account receivable - trade	1,657	496	(1,328)
Decrease (increase) in related parties, net	(22)	(78)	49
Decrease (increase) in account receivable - other	(482)	(167)	279
Increase in prepaid expenses	(1,229)	(726)	(696)
Decrease (increase) in deposits and long-term receivables	(422)	170	(86)
Increase (decrease) in account payables	211	(219)	128
Increase (decrease) in deferred income	(193)	(508)	2,423

Net cash provided by operating activities	$3,776	$2,492	$15,575

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its Subsidiaries

Consolidated Statements of Cash Flows (cont'd)

In thousands

	Three months ended		Year ended
	Mar-31 2008	Mar-31 2007	Dec-31 2007

Cash flows from investing activities
Investment in fixed assets	$(1,954)	$(771)	$(5,352)
Investment in other assets	(10)	-	(1,033)
Investments in securities available- for- sale	(8,893)	-	(3,048)
Investments in securities held to maturity	-	(25,178)	(33,989)
Decrease (increase) in trading securities, net	283	(3,124)	(2,015)
Proceeds from securities available- for- sale	2,000	-	1,062
Proceeds from securities held to maturity	8,825	-	5,807
Proceeds from sale of fixed assets	-	-	9

Net cash provided by (used in) investing activities	$251	$(29,073)	$(38,559)

Cash flows from financing activities
Net cash provided by financing activities	$-	$-	$-

Increase (decrease) in
cash and cash equivalents	$4,027	$(26,581)	$(22,984)

Balance of cash and cash equivalents at beginning of period	28,409	51,393	51,393

Balance of cash and cash equivalents at end of period	$32,436	$24,812	$28,409

A. Non-cash transactions

Investment in fixed assets	$110	$-	$138

B. Supplementary cash flow information

Income taxes paid	$907	$1,008	$3,650

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its Subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Basis of Presentation

A.	Description of business

RRsat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet transmission capacity.

B.	Basis of presentation

The accompanying unaudited financial statements have been prepared on the same basis as the Company’s audited financial statements and contain all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited financial statements and accompanying notes included in the Company’s annual report on form 20-F for the year ended December 31 2007. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Note 2 – Revenues

The Company has one operation segment.

The Company does not report the revenues for each service as it is impracticable to do so.

Revenues by geographic areas:

	Three months ended		Year ended
	Mar-31 2008	Mar-31 2007	Dec-31 2007

North America	$4,632	$2,783	$13,203
Europe	7,384	5,887	25,889
Asia	1,931	1,353	5,970
Israel	1,278	1,350	5,686
Middle East (other than Israel)	1,996	1,616	7,006
Rest of the world	618	286	1,467

	$17,839	$13,275	$59,221

RRsat Global Communications Network Ltd and its Subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 – Stock-Based Compensation

During the three months ended March 31, 2008, the Company did not grant any options, or restricted shares units under the equity incentive plan that was adopted in the fourth quarter of 2006. In addition, none of the options of the restricted shares units that were granted in 2006 were vested. During the three months ended March 31, 2008, 262 restricted shares units were forfeited.

During the first three months ended March 31, 2006, the Company granted 233,100 options to its CEO, of which 75,600 options became vested as of March 31, 2008.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of zero percent, due to dividend adjustment mechanism and using the following assumptions:

(1) Risk-Free, annual interest rate of 4.68%, which represents the risk free interest rate of US zero-coupon Government Bonds.

(2) Weighted average expected life of 4 years, that the options granted are expected to be outstanding.

(3) Expected average volatility of 39.51%, which represents a weighted average standard deviation rate for the stock prices of similar companies traded in the NASDAQ National Market.

Note 4 – Events in the Reported Period

A.	In February 2008, the Company entered into an agreement to acquire from SkyNet Satellite Corporation the real property, assets and licenses of the Hawley Teleport located in Pike County, Pennsylvania, for a purchase price of $4.25 million. The parcel of land contains approximately 200 acres, and buildings with approximately 40,000 square feet. The acquisition was closed on May 2008. The purchase price will be added to the assets in the financial statements of the second quarter of 2008.

B.	On March 27, 2008, the Company entered into an agreement to acquire the satellite business of Bezeq The Israel Telecommunications Corp. Limited (“Bezeq”), Israel’s leading telecommunications service provider, for approximately $15 million in cash. The acquisition is expected to be closed in the third quarter of 2008 and is subject to various approvals, including regulatory approvals and other closing conditions.

Note 5 – Subsequent event

On May 4, 2008, the Company’s board of directors approved payment of a cash dividend in the amount of $0.32 per ordinary share, and in the aggregate amount of approximately $5.5 million. The dividend will be payable on June 2, 2008 to all of the Company’s shareholders of record at the end of the trading day on NASDAQ on May 19, 2008.